SAMEX

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Form of Proxy - SAMEX Mining Corp. - Annual General Meeting to be held on May 26, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 2:30 pm, Pacific Time, on May 22, 2009.

VOTE USING THE TELEPHONE 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

If you vote by telephone, DO NOT mail back this proxy.

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail is the only method by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the telephone.

To vote by telephone, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

Appointment of Proxyholder

I/We, being holder(s) of SAMEX Mining Corp. hereby appoint: Jeffrey P. Dahl, a Director of the Company or failing him, Larry D. McLean, a Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of SAMEX Mining Corp. to be held at the Best Western Regency Inn & Conference Centre, Crown A Room, 32110 Marshall Road, Abbotsford, BC on May 26, 2009 at 2:30 pm (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Determine the Number of Directors To determine the number of Directors at five (5).	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Jeffrey P. Dahl	☐	☐	02. Peter J. Dahl	☐	☐	03. Robert E. Kell	☐	☐
04. Allen D. Leschert	☐	☐	05. Larry D. McLean	☐	☐			

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	For	Withhold
3. Appointment of Auditors Appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. Stock Option Plan To approve the Stock Option Plan as described in the accompanying Information Circular.	☐	☐

	For	Against
5. Annual Report To receive the Annual Report of the Directors.	☐	☐

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	For	Against
6. Financial Statements To receive the Audited Financial Statements and Auditors' Report.	☐	☐

	For	Against
7. Transact Other Business To transact such other business as may properly come before the Meeting.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

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